UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2008

Mr. Steven J. Crowe
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

    Re: Chevron Corporation
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 28, 2008
            File No. 1-00368

Dear Mr. Crowe:

We have reviewed your filings and have the following engineering comments. Please
provide a written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information so we
may better understand your disclosure. After reviewing this information, we may raise
additional comments.

Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosures in your
filings. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Supplemental Information on Oil and Gas Producing Activities, page FS-61

Reserve Quantity Information, page F-66

1.   In your response to comment six of our June 30, 2008 letter, you provided
      information on proved undeveloped reserves volumes that are scheduled for
      development more than five years after year-end 2007 (after 2012). Please revise
      your disclosure to include the information you have provided in that response as
      well as:

   •   The estimated remaining development capital associated with each of these
       projects after 2012;

- The portion and volumes of your total PUD reserves that you converted to proved developed status and the capital expenditures you utilized over each of the last five years.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3640 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director